
November 26, 2019

Alexander Fitzpatrick
General Counsel
Evofem Biosciences, Inc.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

     Re: Evofem Biosciences, Inc.
         Registration Statement on Form S-3
         Filed November 18, 2019
         File No. 333-234769

Dear Mr. Fitzpatrick:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences